                                                                   EXHIBIT 99.12

          WIPRO LIMITED - RESULTS FOR THE QUARTER ENDED JUNE 30, 2003

              WIPRO LIMITED (CONSOLIDATED) - AUDITED SEGMENT-WISE
                BUSINESS PERFORMANCE FOR THE THREE MONTHS PERIOD
                      ENDED JUNE 30, 2003 (IN RS. MILLION)

-------------------------------------------------------------------------------------------
                                                Three months ended June 30,
                                                ---------------------------   Year ended
                                                 2003      2002    Growth%   March 31, 2003
-------------------------------------------------------------------------------------------
SEGMENT REVENUE
Global IT Services & Products
IT Services & Products                            9,136     6,321     45         30,487
Wipro NerveWire                                     119        --     --             --
Total                                             9,255     6,321     46         30,487
India & AsiaPac IT Services & Products            1,602     1,907    (16)         8,395
Consumer Care & Lighting                            798       730      9          2,991
Others                                              334       306                 1,468
CONTINUING OPERATIONS                            11,989     9,264     29         43,341
Discontinued ISP Business                            --        38                    42
TOTAL                                            11,989     9,302     29         43,383

PROFIT BEFORE INTEREST AND TAX (PBIT)
Global IT Services & Products
IT Services & Products                            2,025     1,955      4          8,451
Wipro NerveWire                                    (105)       --     --             --
Total                                             1,920     1,955     (2)         8,451
India & AsiaPac IT Services & Products               91        87      5            557
Consumer Care & Lighting                            137       129      6            436
Others                                               56        17                   240
CONTINUING OPERATIONS                             2,204     2,188      1          9,684
Discontinued ISP Business                            --      (133)                 (182)
TOTAL                                             2,204     2,055      7          9,502
Interest Income (net of interest expenses
of Rs. 6 Mn)                                        146       142                   634
PROFIT BEFORE TAX                                 2,350     2,197      7         10,136
Income Tax expense                                 (232)     (242)               (1,276)
PROFIT BEFORE EXTRAORDINARY ITEMS                 2,118     1,955      8          8,860
Discontinuance of ISP business                       --      (305)                 (263)
PROFIT BEFORE EQUITY IN EARNINGS/(LOSSES)
OF AFFILIATES AND MINORITY INTEREST               2,118     1,650     28          8,597
Equity in earnings of affiliates                    (54)     (206)                 (355)
Minority interest                                    (3)       (3)                  (37)
PROFIT AFTER TAX                                  2,061     1,441     43          8,205
OPERATING MARGIN
Global IT Services & Products
IT Services & Products                              22%       31%                   28%
Total                                               21%       31%                   28%
India & AsiaPac IT Services & Products               6%        5%                    7%
Consumer Care & Lighting                            17%       18%                   15%
Continuing Operations                               18%       24%                   22%
Total                                               18%       22%                   22%
CAPITAL EMPLOYED
Global IT Services & Products
IT Services & Products                           18,605     8,652                18,536
Wipro NerveWire                                     754        --                    --
Total                                            19,359     8,652                18,536
India & AsiaPac IT Services & Products            1,457     1,567                 1,075
Consumer Care & Lighting                            582       689                   682
Others                                           15,703    17,956                15,082
CONTINUING OPERATIONS                            37,101    28,864                35,375
Discontinued ISP Business                            --      (150)                   (7)
TOTAL                                            37,101    28,714                35,368
CAPITAL EMPLOYED COMPOSITION
Global IT Services & Products
IT Services & Products                              50%       30%                   52%
Wipro NerveWire                                      2%       --                    --
Total                                               52%       30%                   52%
India & AsiaPac IT Services & Products               4%        5%                    3%
Consumer Care & Lighting                             2%        2%                    2%
Others                                              42%       63%                   43%
TOTAL                                              100%      100%                  100%
RETURN ON AVERAGE CAPITAL EMPLOYED
FROM CONTINUING BUSINESS
Total Global IT Services & Products                 41%       90%                   62%
India & AsiaPac IT Services & Products              29%       27%                   54%
Consumer Care & Lighting                            86%       71%                   60%
CONTINUING OPERATIONS                               24%       32%                   31%
TOTAL                                               24%       30%                   31%
-------------------------------------------------------------------------------------------


                   WIPRO LIMITED STAND ALONE - PARENT COMPANY
            AUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS PERIOD
                      ENDED JUNE 30, 2003 (IN RS. MILLION)


---------------------------------------------------------------------------------------------
Particulars                                Three months ended June 30,   Year ended March 31,
                                           ---------------------------- ---------------------
                                                2003           2002             2003
---------------------------------------------------------------------------------------------
NET INCOME FROM SALES / SERVICES                 10,539           9,063           40,327
COST OF SALES / SERVICES
a. Consumption of raw materials                   1,349           1,741            7,243
b. Other expenditure                              5,166           3,722           17,268
GROSS PROFIT                                      4,024           3,600           15,816
Selling General & Administrative expenses         1,649           1,268            5,506
---------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE INTEREST AND
DEPRECIATION                                      2,375           2,332           10,310
---------------------------------------------------------------------------------------------
Interest expense                                      5               8               29
Depreciation                                        312             321            1,380
---------------------------------------------------------------------------------------------
OPERATING PROFIT AFTER INTEREST AND
DEPRECIATION                                      2,058           2,003            8,901
---------------------------------------------------------------------------------------------
Other Income                                        147             198              705
PROFIT BEFORE TAX                                 2,205           2,201            9,606
Provision for Tax                                   237             231            1,211
PROFIT BEFORE NON-RECURRING /
EXTRAORDINARY ITEMS                               1,968           1,970            8,395
Extraordinary/non-recurring expense                  --            (305)            (263)
---------------------------------------------------------------------------------------------
PROFIT FOR THE PERIOD/YEAR                        1,968           1,665            8,132
---------------------------------------------------------------------------------------------
Paid-up equity Share Capital                        465             465              465
Reserves excluding revaluation reserves          34,808          26,555           32,837
EARNINGS PER SHARE
BASIC
Profit before extraordinary items                  8.51            8.52            36.31
Extraordinary items                                  --           (1.32)           (1.14)
Profit for the period                              8.51            7.20             35.17
DILUTED
Profit before extraordinary items                  8.51            8.51             36.25
Extraordinary items                                  --           (1.32)            (1.13)
Profit for the period                              8.51            7.19             35.12
AGGREGATE OF NON PROMOTERS SHAREHOLDING
Number of shares                             37,439,372      37,365,833        37,436,882
Percentage of holding                             16.10           16.00             16.10
DETAILS OF EXPENDITURE
Staff Cost                                        1,836           1,323             6,424
Items exceeding 10% of Total expenditure
Travelling and allowance                          3,566           2,436            11,180
---------------------------------------------------------------------------------------------


                  STATUS OF COMPLAINTS RECEIVED FOR THE PERIOD
                      FROM APRIL 1, 2003 TO JUNE 30, 2003

------------------------------------------------------------------------------------------------------
Nature of Complaints                          Complaints received    Complaints disposed    Unresolved
                                               during the quarter     during the quarter
------------------------------------------------------------------------------------------------------
Complaints with respect to transfer
/transmission/split/consolidation/exchange
/duplicate issue of share certificates                 1                        1                --
------------------------------------------------------------------------------------------------------
Complaints with respect to
Dematerialisation/Rematerialisation
of share certificates                                 13                       13                --
------------------------------------------------------------------------------------------------------
Complaints with regard to non-receipt
of Corporate benefits like Dividend/
Bonus Shares                                           9                        9                --
------------------------------------------------------------------------------------------------------
General queries                                        9                        9                --
------------------------------------------------------------------------------------------------------
Total                                                 32                       32                --
------------------------------------------------------------------------------------------------------

Notes to segment report:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments; India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is as outlined in the table:

                                                           (Rs. Mn)
-------------------------------------------------------------------
Geography           June 30, 2003       %    June 30, 2002       %
-------------------------------------------------------------------
India                   2,244           19       2,758           30
USA                     6,508           54       3,907           42
Rest of the World       3,237           27       2,637           28
-------------------------------------------------------------------
Total                  11,989          100       9,302          100
-------------------------------------------------------------------

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. In July 2002, the Company acquired Spectramind. The operations of Wipro Spectramind were initially organized as a separate business segment named IT Enabled Services. From April 2003, Wipro Spectramind is an integral component of Global IT Services and Products business segment. Consequently, from April 2003, Wipro Spectramind is included in the Global IT Services and Products segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, which was earlier being reported as a separate segment is forming part of the Global IT Services and Products segment. Wipro Biomed, a business segment which was reported as part of the HealthScience segment has now been reported as part of 'Others'. Segment data for previous periods has been reclassified on a comparable basis.

With effect from April 2003, the Company will evaluate all critical acquisitions separately for a period of two to four quarters. Accordingly, Nervewire, the business acquired in May 2003, has been reported as a separate component of Global IT Services and Products segment.

5. In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6. The Company has a 49% equity interest in Wipro GE Medical Systems Limited
(WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, in accordance with the guidance in Accounting Standard 27 "Financial Reporting of Investments in Joint Ventures" the investments in Wipro GE have been accounted for by equity method and not by proportionate consolidation method.

7. In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

8. In the earnings release made by the Company on July 19, 2002 announcing the results of operations for the three months ended June 30, 2002, the Company had recorded its share in the losses of Wipro GE based on information provided by Wipro GE. Subsequently, the Company received revised information from Wipro GE where the losses were higher than the results previously reported by Rs. 379,592. The Company recorded its share of losses of Rs. 186,000 and made a public announcement of the revised results. The figures for the three months ended June 30, 2002 is after considering the revised results of Wipro GE.

9. Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this period classification. Current period figures are not comparable with the previous period figures on account of acquisition of various business / subsidiaries in last one year i.e., Wipro Spectramind services Limited (BPO business) with effect from July 2002; AMS Global energy business with effect from November 2002 and Wipro NerveWire (IT security consulting business) with effect from May 2003.

The above financial results were approved by the Board of Directors of the Company at its meeting held on July 18, 2003. There are no qualifications in the report issued by the Auditors for these periods.

                                                           By Order of the Board

Place: Bangalore                                                  Azim H. Premji
Date: July 18, 2003                               Chairman and Managing Director

                                  (WIPRO LOGO)
                                     WIPRO
                                Applying Thought

                                 WIPRO LIMITED
                          Regd. Office: Doddakannelli,
                      Sarjapur Road, Bangalore - 560 035.
                                 www.wipro.com